Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

Michael P. O’Hare

mohare@stradley.com

215.564.8198

1933 Act Rule 485(a)

1933 Act File No. 033-11905

1940 Act File No. 811-05010

May 30, 2024

VIA EDGAR TRANSMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:       Mutual Fund and Variable Insurance Trust (the “Registrant”)

File Nos. 033-11905 and 811-05010

Dear Sir or Madam:

On behalf of the Registrant, and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), please find transmitted herewith, for filing via the EDGAR system, Post-Effective Amendment Nos. 221/222 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”). The Registrant is filing this Amendment for the purpose of registering shares of a new series of the Registrant designated as the Rational/RGN Hedged Equity Fund (the “Fund”).

The Registrant intends, prior to the effective date of the Amendment, to file a subsequent post-effective amendment, pursuant to Rule 485(b) under the 1933 Act, for the purposes of: (i) responding to any comments conveyed by the U.S. Securities and Exchange Commission staff on the Amendment; and (ii) updating certain information contained in the prospectus and statement of additional information relating to the Fund.

The Amendment relates only to the Fund and does not affect the prospectuses and statements of additional information of the Registrant’s other series.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ Michael P. O’Hare

Michael P. O’Hare